Exhibit 99.1

News For Immediate Release

WildHorse Resource Development Corporation Announces Third Quarter Results

HOUSTON, November 7, 2018 — WildHorse Resource Development Corporation (NYSE: WRD) announced today its operating and financial results for the three months ended September 30, 2018. Highlights from the quarter include:

•                  Entered into an Agreement and Plan of Merger (“Merger Agreement”) on October 29, 2018 with Chesapeake Energy Corporation (“Chesapeake”) and Coleburn Inc. (“Merger Sub”), a wholly owned subsidiary of Chesapeake, pursuant to which Chesapeake will acquire WRD in exchange for shares of Chesapeake common stock or a combination of cash and common stock at the election of each WRD stockholder

•                  Increased average daily production by 34% to 49.0 Mboe/d for the third quarter 2018 compared to 36.6 Mboe/d for the third quarter 2017

•                  Brought online 27 gross (25.8 net) Eagle Ford wells and 4 gross (3.3 net) Austin Chalk wells in the third quarter of 2018

•                  Crude oil realizations in the third quarter of 2018 were 104% of WTI as a result of low differentials and favorable Gulf Coast pricing

•                  The Windel Goodson A 1H/Stern 144 Christian EF Unit #1H and #2H, three Eagle Ford wells in Burleson County, achieved an average peak IP-30(1) of 833 Boe/d (91% oil) on an average 7,421’ lateral

•                  The Madeline 1H/Baggett 1H, a 2-well Austin Chalk pad in Washington County, achieved an average peak IP-30(1) of 2,444 Boe/d (15% oil, 31% NGLs, and 54% natural gas) or 14.7 MMcfe/d on an average 5,581’ lateral

•                  The Thorpe #1H/Draeger #1H, a 2-well Austin Chalk pad in Washington County, achieved an average peak 24-hr IP rate(1) of 2,584 Boe/d (1% oil, 36% NGLs, and 63% natural gas) or 15.5 MMcfe/d on an average 5,752’ lateral

•                  Achieved the fastest drilled WRD Austin Chalk well to date at 17.9 days from spud to rig release and reduced the target Austin Chalk drilling time in Washington County from 30 to 24 days spud to rig release

•                  Built sand inventory of 200,000 tons of mined stockpiles and 70,000 tons of processed material from WRD’s sand mine

Jay Graham, Chief Executive Officer and Chairman of the Board of Directors of WildHorse Resource Development said, “We are extremely proud of the company we built and brought public less than two years ago. The combination of WildHorse and Chesapeake creates an impressive oil growth platform which provides both immediate value and potential for significant long-term upside to our shareholders. As a highly regarded operator, Chesapeake brings the technical expertise and operational efficiencies needed to maximize the value of this premier asset.”

Proposed Merger with Chesapeake Energy Corporation

On October 29, 2018, WRD, Chesapeake, and Merger Sub entered into a Merger Agreement pursuant to which Chesapeake will acquire WRD in exchange for shares of Chesapeake common stock or combination of cash and common stock. At the election of each WildHorse common stockholder, the consideration will consist of either 5.989 shares of Chesapeake common stock or a combination of 5.336 shares of Chesapeake common stock and $3 in cash, in exchange for each issued and outstanding share of WildHorse common stock. Following the approval by WRD stockholders and Chesapeake shareholders and certain closing conditions, the merger is expected to close during the first half 2019.

In light of the pending merger with Chesapeake, WRD has discontinued providing guidance and long-term outlook information regarding its results of operations. In addition, investors are cautioned not to rely on historical forward-looking statements regarding guidance and long-term outlook information, which forward-looking statements spoke only as of the date provided and were subject to the specific risks and uncertainties that accompanied such forward-looking statements. Chesapeake will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Chesapeake and WRD and a prospectus of Chesapeake, as well as other relevant documents concerning the pending merger.

Third Quarter 2018 Results

Net production was 49.0 Mboe/d for the third quarter 2018 compared to 36.6 Mboe/d for the third quarter 2017. Third quarter 2018 net production consisted of approximately 35.5 Mbbls/d oil, 6.2 Mboe/d NGLs, and 43.3 MMcf/d natural gas.

WRD reported Net Income of $11.5 million for the third quarter 2018 in comparison to a Net Loss of $10.8 million for the third quarter 2017. Net Income available to common stockholders was $3.5 million or $0.04 per share for the third quarter 2018 in comparison to a Net Loss available to common stockholders of $17.3 million or $0.17 per share for the third quarter 2017.

Adjusted Net Income available to common stockholders(2) for the third quarter 2018 was $37.8 million or $0.38 per share in comparison to Adjusted Net Income available to common stockholders(2) of $11.6 million or $0.12 per share for the third quarter 2017. In the third quarter 2018, Reported and Adjusted Net Income available to common shareholders was impacted by the recognition of $11.4 million of Geological and Geophysical (“G&G”) exploration expense primarily related to our recent five-well test pad.

WRD reported Adjusted EBITDAX(2) for the third quarter 2018 of $185.8 million compared to Adjusted EBITDAX(2) for the third quarter 2017 of $98.4 million.

Total revenues and other income for the third quarter 2018, excluding the impact of realized hedges, were $259.5 million compared to $122.5 million for the third quarter 2017. Total revenues were higher primarily as a result of increased production and higher commodity prices. Crude oil price realizations were 104% of WTI as a result of a low transportation differential and favorable Gulf Coast pricing. NGL price realizations were 35% of WTI and greater than the second quarter 2018 primarily as a result of stronger ethane pricing. Natural gas price realizations were 80% of Henry Hub and greater than the second quarter 2018 primarily as a result of stronger Houston Ship Channel pricing in the third quarter 2018.

Average realized prices for the quarters ending September 30, 2018 and 2017, before the effect of commodity derivatives, are presented below:

			Percent
	Q3’18	Q3’17	Change
Oil (per Bbl)	$72.23	$47.89	51%
Natural Gas (per Mcf)	$2.33	$2.90	-20%
NGL (per BbL)	$24.29	$16.65	46%
Total (per Boe)	$57.56	$36.30	59%

Average realized prices for the quarters ending September 30, 2018 and 2017, after the effect of commodity derivatives, are presented below:

			Percent
	Q3’18	Q3’17	Change
Oil (per Bbl)	$62.45	$49.58	26%
Natural Gas (per Mcf)	$2.26	$2.99	-24%
NGL (per BbL)	$24.29	$16.65	46%
Total (per Boe)	$50.40	$37.49	34%

Lease operating expense (“LOE”) for the third quarter 2018 was $14.2 million, or $3.16 per Boe, compared to $12.4 million, or $3.70 per Boe, for the third quarter 2017. The decline in LOE per Boe was the result of optimized chemicals usage and more favorable procurement and labor contracts.

Gathering, processing and transportation expense (“GP&T”) for the third quarter 2018 was $3.2 million, or $0.72 per Boe, compared to $0.5 million, or $0.11 per Boe, in the second quarter 2018. GP&T expense increased over the last quarter as a result of recognizing a portion of oil trucking costs in GP&T rather than in realized revenues primarily due to a change in our marketing contracts. However, GP&T expense over the previous year was significantly lower on a Boe basis due to the implementation of the new FASB revenue recognition standard ASC 606, effective as of January 1, 2018, and the sale of WRD’s North Louisiana assets. In addition, natural gas and NGL revenue realizations were also impacted under the new standard. For additional information, please see the appendix of this press release and the Management’s Discussion & Analysis section of WRD’s third quarter 2018 Form 10-Q for a reconciliation of GP&T and pricing realizations to the previous accounting convention.

Taxes other than income were $14.2 million for the third quarter 2018, or $3.15 per Boe, compared to $6.0 million, or $1.80 per Boe, for the third quarter 2017. Taxes other than income in the third quarter 2018 increased primarily due to higher price realizations and increased crude oil in the commodity mix.

General and administrative (“G&A”) expense for the third quarter 2018 was $16.0 million, or $3.56 per Boe, compared to $11.0 million, or $3.28 per Boe, for the third quarter 2017. G&A expense increased over last year largely as a result of additional employees hired and stock-based compensation expense. During the third quarter 2018, G&A expense included $4.9 million, or $1.09 per Boe, of stock-based compensation expense and $0.4 million, or $0.09 per Boe, of acquisition related costs. Excluding acquisition related costs, cash G&A expense(2), which does not include stock-based compensation, was $10.7 million or $2.37 per Boe for the third quarter 2018.

Exploration expense was $13.8 million for the third quarter 2018 compared to $4.7 million for the third quarter 2017. Exploration expenses were higher in the third quarter 2018 as a result of greater G&G exploration expense primarily related to WRD’s recent five-well test pad.

Net interest expense during the third quarter 2018 was $15.7 million, including amortization of deferred financing fees of approximately $0.8 million. This compares to net interest expense during the third quarter 2017 of $8.7 million, including amortization of deferred financing fees of approximately $0.7 million. The increase in net interest expense is primarily the result of higher levels of indebtedness due to the issuance of additional senior notes in September 2017 and April 2018.

Drilling and completion (“D&C”) capital expenditures totaled $207.4 million in the third quarter 2018 and $657.3 million for the first nine months of 2018. In the third quarter 2018, WRD released its fifth drilling rig and third completion crew. As a result, D&C capital expenditures are expected to be lower in the fourth quarter 2018. Sand mine expenditures totaled $19.4 million in the third quarter 2018 and $44.5 million for the first nine months of 2018. Sand mine expenditures in 2018 are expected to be at the mid-point of the annual guidance range of $65 to $75 million.

(1)         The initial production rates represent the peak average of the initial production rates for the applicable time period of production.

(2)         Adjusted EBITDAX, Adjusted Net Income (Loss) available to common stockholders, Cash G&A, and net debt are financial measures not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Please see the reconciliation to the most comparable measures calculated in accordance with GAAP in the “Use of Non-GAAP Financial Measures” section of this press release.

Operational Update

WRD reported third quarter 2018 average daily production of 49.0 Mboe/d consisting of 73% oil, 15% natural gas, and 12% NGLs. WRD brought online a total of 31 gross (29.1 net) wells including 27 gross (25.8 net) Eagle Ford wells, 4 gross (3.3 net) Austin Chalk wells, and 4 refracs in the third quarter 2018.

In the Eagle Ford, the Windel Goodson A 1H/Stern 144 Christian EF Unit #1H/ Stern 144 Christian EF #2H, three Eagle Ford wells in Burleson County, achieved an average peak IP-30(1) of 833 Boe/d (91% oil) on an average 7,421’ lateral.

In the Austin Chalk, WRD brought online 4 gross wells. The Madeline 1H/Baggett 1H, a 2-well Austin Chalk pad in Washington County, achieved an average peak IP-30(1) of 2,444 Boe/d (15% oil, 31% NGLs, and 54% natural gas) on an average 5,581’ lateral.

Another Austin Chalk two-well pad in Washington County, the Thorpe #1H/Draeger #1H, was brought online in late September and has so far achieved an average peak 24-hr IP rate(1) of

2,584 Boe/d (1% oil, 36% NGLS, and 63% natural gas) on an average 5,752’ lateral. The Thorpe #1H was the fastest WRD drilled Austin Chalk well to date at 17.9 days from spud to rig release. Due to the continued drilling outperformance in the Austin Chalk, WRD is lowering its target Austin Chalk drill time in Washington County from 30 days to 24 days spud to rig release. WRD expects to have one additional Austin Chalk well in Washington County in the fourth quarter bringing the total to 9 Austin Chalk wells for the year.

Financial Update

Total net debt(2) outstanding as of September 30, 2018 was approximately $1.1 billion, including $399.0 million of debt outstanding under WRD’s revolving credit facility, $700 million of Senior Notes due 2025, and $1.7 million in cash and cash equivalents. As of September 30, 2018 and pro-forma for the $250 million borrowing base increase on October 15, 2018, WRD’s liquidity was $902.7 million consisting of $1.7 million of cash and cash equivalents and $901.0 million of availability under its revolving credit facility. WRD expects the available borrowings under its revolving credit facility to provide sufficient liquidity to finance anticipated working capital and capital expenditure requirements. WRD’s net debt(2) to annualized third quarter 2018 Adjusted EBITDAX(2) ratio was 1.5x.

Hedging Update

WRD utilizes its hedging program to mitigate financial risks and the effects of commodity price volatility. Total hedged production in the third quarter of 2018 was approximately 2.6 MMboe, or 59% of third quarter production of 4.5 MMboe. As of November 7, 2018, WRD had hedged approximately 72% of its fourth quarter 2018 production on a barrel of oil equivalent basis (using the mid-point of WRD’s annual guidance range). With a combination of puts and unhedged production, WRD maintains upside on approximately 52% of its fourth quarter 2018 oil production.

The following table reflects WRD’s hedged volumes and corresponding weighted-average price, as of November 7, 2018.

	Q4 ‘18	2019	2020
Crude Oil Hedge Contracts:
Total crude oil volumes hedged (Bbl)	2,388,326	8,402,126	4,511,681
Volumes hedged (Bbl/d)	25,960	23,020	12,327
Total weighted-average price	$51.18	$54.32	$53.49
Expected crude production hedged (3)	82%	—	—

Natural Gas Hedge Contracts:
Total natural gas volumes hedged (MMbtu)	2,184,376	6,425,146	4,846,020
Volumes hedged (MMbtu/d)	23,743	17,603	13,240
Total weighted-average price	$2.79	$2.79	$2.76

Total Hedge Contracts:
Total hedged production (boe)	2,752,389	9,472,984	5,319,351
Volumes hedged (Boe/d)	29,917	25,953	14,534
Total weighted-average price ($/boe)	$44.78	$48.49	$45.79
Expected total production hedged (3)	72%	—	—

LLS Basis Swaps
Total crude oil volumes hedged (Bbl)	1,711,789	—	—
Volumes hedged (Bbl/d)	18,606	—	—
Total weighted-average price - WTI to LLS	$3.02	—	—
Expected oil basis production hedged (3)	59%	—	—

(3)         Using the mid-point of WRD’s 2018 guidance ranges.

Additional Information

WRD will not host an earnings conference call. WRD’s financial statements and related footnotes will be available in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which will be filed with the U.S. Securities and Exchange Commission (“SEC”) on or before November 9, 2018.

About WildHorse Resource Development Corporation

WildHorse Resource Development Corporation is an independent oil and natural gas company focused on the acquisition, exploration, development and production of oil, natural gas and NGL properties primarily in the Eagle Ford Shale and Austin Chalk in East Texas. For more information, please visit our website at www.wildhorserd.com.

Important Information for Investors and Shareholders

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, WRD’s and Chesapeake’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, business strategy and measures to implement strategy,  competitive strengths, goals, expansion and growth of WRD’s business and operations, plans, successful consummation and integration of acquisitions and other transactions, market conditions, references to future success, references to intentions as to future matters and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: commodity price volatility; inflation; lack of availability of drilling and production equipment and services; environmental risks; drilling and other operating risks; regulatory changes; the uncertainty inherent in estimating natural gas and oil reserves and in projecting future rates of production, cash flow and access to capital; the timing of development expenditures; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of Chesapeake to complete the acquisition and integration of WRD successfully; litigation relating to the transaction; and other factors that may affect future results of WRD and Chesapeake.

Additional factors that could cause results to differ materially from those described above can be found in WRD’s Annual Report on Form 10-K for the year ended December 31, 2017 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, each of which is on file with the SEC and available in the “Investor Relations” section of WRD’s website, https://www.wildhorserd.com/, under the subsection “SEC Filings” and in other documents WRD files with the SEC, and in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2017 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018, and September 30, 2018 each of which is on file with the SEC and available in the “Investors” section of Chesapeake’s website, https://www.chk.com/, under the heading “SEC Filings” and in other documents Chesapeake files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither WRD nor Chesapeake assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

A portion of this communication relates to a proposed business combination transaction (the “Transaction”) between WildHorse Resource Development Corporation (“WRD”) and Chesapeake Energy Corporation (“Chesapeake”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

In connection with the Transaction, Chesapeake will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Chesapeake and WRD and a prospectus of Chesapeake, as well as other relevant documents concerning the Transaction. The Transaction involving WRD and Chesapeake will be submitted to WRD’s stockholders and Chesapeake’s shareholders for their consideration. STOCKHOLDERS OF WRD AND SHAREHOLDERS OF CHESAPEAKE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT

PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about WRD and Chesapeake, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC can also be obtained, without charge, by directing a request to Investor Relations, WRD, P.O. Box 79588, Houston, Texas 77279, Tel. No. (713) 255-9327 or to Investor Relations, Chesapeake, 6100 North Western Avenue, Oklahoma City, Oklahoma, 73118, Tel. No. (405) 848-8000.

Participants in the Solicitation

WRD, Chesapeake and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information regarding WRD’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 2, 2018, and certain of its Current Reports on Form 8-K. Information regarding Chesapeake’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Additional Disclosures

Initial production rates are subject to decline over time and should not be regarded as reflective of sustained production levels.

Some of the above results are preliminary. Such preliminary results are based on the most current information available to management. As a result, WRD’s final results may vary from these preliminary estimates. Such variances may be material; accordingly, you should not place undue reliance on these preliminary estimates.

Cash General and Administrative Expenses per Boe

Our presentation of cash G&A expenses is a non-GAAP measure. We define cash G&A as total G&A determined in accordance with GAAP less non-cash equity compensation expenses, and we may express it on a per Boe basis. We report and provide guidance on cash G&A because we believe this measure is commonly used by management, analysts and investors as an indicator of cost management and operating efficiency on a comparable basis from period to period. In addition, management believes cash G&A is used by analysts and others in valuation, comparison and investment recommendations of companies in the oil and natural gas industry to allow for analysis of G&A spend without regard to stock-based compensation programs which can vary substantially from company to company. Cash G&A should not be considered as an alternative to, or more meaningful than, total G&A as determined in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

Use of Non-GAAP Financial Measures

This press release and accompanying schedules include the non-GAAP financial measures of Adjusted EBITDAX, Adjusted Net Income (Loss) available to common stockholders, Cash G&A, and Net Debt. The accompanying appendix and schedules provide a reconciliation of these non-GAAP financial measures to their most directly comparable financial measure calculated and presented in accordance with GAAP. WRD’s non-GAAP financial measures should not be considered as alternatives to GAAP measures such as Net Income, operating income, net cash flows provided by operating activities or any other measure of financial performance calculated and presented in accordance with GAAP. WRD’s non-GAAP financial measures may not be comparable to similarly-titled measures of other companies because they may not calculate such measures in the same manner as WRD does.

WildHorse Resource Development Corporation

Statements of Condensed Consolidated Operations

	For the Three Months Ended September 30,
(Amounts in $000s except per share data)	2018	2017
Revenues and other income:
Oil sales	$236,040	$100,391
Natural gas sales	9,298	14,906
NGL sales	13,883	6,881
Other income	269	308
Total operating revenues and other income	259,490	122,486

Operating Expenses:
Lease operating expenses	14,221	12,435
Gathering, processing and transportation	3,225	3,761
Taxes other than income	14,193	6,047
Depreciation, depletion and amortization	74,842	51,843
General and administrative expenses	16,033	11,043
Exploration expense	13,814	4,749
(Gain) loss on sale of properties	217	—
Other operating (income) expense	169	9
Total expenses	136,714	89,887

Income (loss) from operations	122,776	32,599

Other Income (Expense):
Interest expense	(15,718)	(8,749)
Gain (loss) on derivative instruments	(76,358)	(40,288)
Other income (expense)	(122)	(12)
Total other income (expense)	(92,198)	(49,049)

Income (loss) before income taxes	30,578	(16,450)
Income tax benefit (expense)	(19,055)	5,646
Net Income (loss)	11,523	(10,804)
Preferred stock dividends	6,756	6,450
Undistributed earnings allocated to participating securities	1,233	—
Net income (loss) available to common stockholders	$3,534	$(17,254)

Earnings per share
Basic	$0.04	(0.17)
Diluted	$0.04	(0.17)

Weighted average shares outstanding
Basic	99,639	99,142
Diluted	99,639	99,142

WildHorse Resource Development Corporation

Statements of Condensed Consolidated Cash Flows

	For the Three Months Ended September 30,
(Amounts in $000s)	2018	2017

Cash flows from operating activities:
Net Income (Loss)	$11,523	$(10,804)
Adjustments to reconcile net income (loss) to cash flows provided by operating activities
Depreciation, depletion and amortization	74,722	51,642
Accretion of asset retirement obligations	120	201
Impairments of unproved properties	2,360	3,247
Amortization of debt issuance costs	763	685
Accretion of senior note discount premium	3	92
(Gain) loss on derivative instruments	76,358	40,288
Cash settlements on derivative instruments	(31,123)	5,802
Consideration paid to customers, net of amortization	(478)	—
Deferred income tax expense (benefit)	23,529	(6,630)
Non-cash incentive unit compensation expense	—	—
Amortization of equity awards	4,997	2,414
(Gain) loss on sale of properties	217	—
Loss on equity investment	103	—
Changes in operating assets and liabilities	(7,227)	(15,779)
Net cash provided by operating activities	155,867	71,158

Cash flows from investing activities:
Net cash used in investing activities	(316,181)	(237,472)

Cash flows from financing activities:
Net cash provided by financing activities	142,920	156,840

Net change in cash, cash equivalents, and restricted cash	$(17,394)	$(9,474)
Cash, cash equivalents and restricted cash, beginning of period	19,139	15,385
Cash, cash equivalents and restricted cash, end of period	$1,745	$5,911

WildHorse Resource Development Corporation

Operating Data

	For the Three Months Ended September 30,
	2018	2017
Production volumes
Oil Sales (MBbls)	3,268	2,097
Natural Gas Sales (MMcf)	3,985	5,133
NGL Sales (MBbls)	572	413
Total (Mboe)	4,504	3,365
Total (Mboe/d)	49.0	36.6

Average unit costs per boe
Lease operating expense	$3.16	$3.70
Gathering, processing and transportation	$0.72	$1.12
Taxes other than income	$3.15	$1.80
General and administrative expenses	$3.56	$3.28
Cash General and administrative expenses	$2.47	$2.56
Acquisition-related cost	$0.09	$0.30

WildHorse Resource Development Corporation

Condensed Consolidated Balance Sheets

	September 30,	December 31,
(Amounts in $000s)	2018	2017

ASSETS
Current Assets:
Cash and cash equivalents	$1,745	$226
Accounts receivable, net	111,354	84,103
Derivative instruments	—	2,336
Prepaid expenses and other current assets	5,734	3,290
Total Current Assets	118,833	89,955

Property & equipment:
Oil and natural gas properties	3,271,422	2,999,728
Other property and equipment	79,120	53,003
Accumulated depreciation, depletion and impairment	(426,373)	(368,245)
Total property and equipment, net	2,924,169	2,684,486

Other noncurrent assets
Derivative instruments	574	86
Debt issuance costs	3,301	3,573
Other	17,575	—
Total Assets	$3,064,452	$2,778,100

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$66,423	$53,005
Accrued liabilities	169,665	199,952
Derivative instruments	131,539	58,074
Total Current Liabilities	367,627	311,031

Noncurrent Liabilities:
Long-term debt	1,085,997	770,596
Asset retirement obligations	7,899	14,467
Deferred tax liabilities	44,141	71,470
Derivative instruments	81,736	18,676
Other noncurrent liabilities	762	1,085
Total liabilities	1,588,162	1,187,325

Series A Perpetual Convertible Preferred Stock	447,726	445,483

Stockholders’ equity:
Common stock	1,020	1,012
Additional paid-in capital	1,146,149	1,118,507
Accumulated earnings (deficit)	(118,605)	25,773
Total stockholders’ equity	1,028,564	1,145,292

Total Liabilities & Equity	$3,064,452	$2,778,100

WildHorse Resource Development Corporation

Commodity Hedge Positions

The following table reflects WRD’s hedged volumes and corresponding weighted-average price, as of November 7, 2018:

	Q4 ‘18	2019	2020
Crude Oil Derivative Contracts:
Swap contracts:
Volume (Bbl)	1,398,947	6,652,369	4,511,681
Weighted-average fixed price	$52.33	$54.45	$53.49

Deferred put options
Volume (Bbl)	989,379	1,749,757	—
Weighted-average floor price	$49.55	$53.83	—
Weighted-average put premium	$(3.69)	$(5.43)	—

LLS basis swaps
Volume (Bbl)	1,711,789	—	—
Weighted-average fixed price - WTI to LLS	$3.02	—	—

Natural Gas Derivative Contracts:
Swap contracts:
Volume (MMBtu)	2,184,376	6,425,146	4,846,020
Weighted-average fixed price	$2.79	$2.79	$2.76

Calculation of Adjusted EBITDAX:

We evaluate performance based on Adjusted EBITDAX. Adjusted EBITDAX is defined as Net Income (loss), plus interest expense; debt extinguishment costs; income tax expense; depreciation, depletion and amortization; impairment of goodwill and long-lived properties; accretion of asset retirement obligations; losses on commodity derivative contracts and cash settlements received; losses on sale of properties; stock-based compensation; incentive-based compensation expenses; exploration costs; provision for environmental remediation; transaction related costs; IPO related expenses; the North Louisiana settlement, and other non-routine items, less interest income; income tax; unrealized gains/losses on commodity derivative contracts and cash settlements paid; gains on sale of assets and other non-routine items. The following table presents WRD’s information for the periods indicated:

Adjusted EBITDAX

	For the Three Months Ended September 30,
(Amounts in $000s)	2018	2017
Net Income (Loss)	$11,523	$(10,804)
Add (Deduct):
Interest expense, net	15,718	8,749
Income tax (benefit) expense	19,055	(5,646)
Depreciation, depletion and amortization	74,842	51,843
Exploration expense	13,814	4,749
(Gain) loss on derivative instruments	76,358	40,288
Cash settlements received / (paid) on commodity derivatives	(31,123)	5,802
Stock-based compensation	4,997	2,414
Incentive unit compensation	—	—
Acquisition related costs	424	998
Gain on sale of North Louisiana disposal group	217	—
Debt Extinguishment costs	—	—
Adjusted EBITDAX	$185,825	$98,393

Calculation of Adjusted Net Income (Loss) Available to Common Stockholders:

Adjusted Net Income (Loss) available to common stockholders is a supplemental non-GAAP financial measure that is used by external users of WRD’s financial statements. We define Adjusted Net Income (Loss) available to common stockholders as Net Income (Loss) available to common stockholders excluding the impact of certain items including gains or losses on commodity derivative instruments not yet settled, gains or losses on sales of properties, debt extinguishment costs, stock-based compensation, incentive-unit compensation expense, impairment-related expenses, the tax benefit related to the Tax Cuts and Jobs Act, the North Louisiana settlement, and the tax effects related to these adjustments. We believe Adjusted Net Income (Loss) available to common stockholders is useful to investors because it provides readers with a more meaningful measure of our profitability before recording certain items for which the timing or amount cannot be reasonably determined. However, this measure is provided in addition to, not as an alternative for, and should be read in conjunction with, the information contained in our financial statements prepared in accordance with GAAP. The following table provides a reconciliation of Net Income (Loss) available to common stockholders as determined in accordance with GAAP to Adjusted Net Income (Loss) available to common stockholders for the periods indicated:

Adjusted Net Income (Loss) available to common stockholders

	For the Three Months Ended September 30, 2018
	(Amounts in $000s)	(Basic / Diluted EPS)

Net Income (Loss) available to common stockholders	$3,534	$0.04

Add (Deduct)
(Gain) loss on derivative instruments	76,358	0.77
Cash settlements received / (paid) on commodity derivatives	(31,123)	(0.31)
Stock-based compensation	4,997	0.05
Impairment of oil and gas properties	2,360	0.02
Incentive unit compensation expense	—	—
Gain on sale of North Louisiana disposal group	217	0.00
Debt extinguishment costs	—	—
Adjusted income (loss) before tax effect	56,343	0.57
Tax effect related to adjustments	(6,554)	(0.07)
Adjusted income (loss) after tax effect	49,789	0.50
Preferred stock dividend	6,756	0.07
Undistributed earnings allocated to participating securities	1,233	0.01
Adjusted net income (loss)	57,778	0.58
Preferred stock dividend	(6,756)	(0.07)
Undistributed adjusted earnings allocated to participating securities	(13,198)	(0.13)
Adjusted net income (loss) available to common shareholders	$37,824	$0.38

Weighted average basic and diluted shares outstanding	99,639

Calculation of Net Debt:

Net Debt is a supplemental non-GAAP financial measure that is used by external users of WRD’s financial statements. We define Net Debt as total debt minus cash and cash equivalents. We believe Net Debt is useful to investors because it provides readers with a more meaningful measure of our outstanding indebtedness. However, this measure is provided in addition to, not as an alternative for, and should be read in conjunction with, the information contained in our financial statements prepared in accordance with GAAP.

GP&T and Revenue Recognition Reconciliation — Third Quarter 2018

The table below reconciles revenue and gathering, processing and transportation expense to the reporting convention prior to the implementation of the new FASB revenue recognition standard on January 1, 2018 (ASC 606, Revenue from Contracts with Customers). For additional information on the GP&T reconciliation and the new revenue recognition standard, see the Management’s Discussion & Analysis section of WRD’s third quarter 2018 10-Q to be filed on or before November 9, 2018.

	Prior Reporting	Variance	New FASB Revenue Recognition Standard	Guidance (prior reporting}
Revenues:
Oil revenue	$236,056	$(16)	$236,040
Gas revenue	$10,378	$(1,080)	$9,298
NGL revenue	$16,125	$(2,242)	$13,883
Other Income	$269	$0	$269

Natural gas price realization (% of Henry Hub)	90%	-10%	80%	90% - 94%
NGL price realization (% of WTI)	41%	-6%	35%	33% - 37%

Operating expenses:
Lease operating expenses	$14,681	$(460)	$14,221
GP&T expense	$6,246	$(3,021)	$3,225
Depreciation, depletion, and amortization	$75,023	$(181)	$74,842
Other operating (income) expense	$1	$168	$169

GP&T per boe	$1.39	$(0.67)	$0.72	$1.10 - $1.40

Contact:

WildHorse Resource Development Corporation

Pearce Hammond, CFA (713) 255-7094

Vice President, Investor Relations & Treasurer

phammond@wildhorserd.com

WildHorse Resource Development Corporation

Vedran Vuk (713) 255-6962

Director, Investor Relations

vvuk@wildhorserd.com